Gold Fields Limited
Reg. No. 1968/004880/06)
Incorporated in the Republic of South Africa)
JSE, NYSE, DIFX Share Code: GFI
ISIN Code:ZAE000018123
("Gold Fields" or "the Company")

GOLD FIELDS NON-EXECUTIVE DIRECTOR'S APPOINTMENT TO AUDIT COMMITTEE

Shareholders are advised that, further to an announcement on 31 May 2023 regarding the appointment of Mr. Carel Albertus Tecumseh Smit as a Non-Executive Director of the Board of Directors ("Board"), in terms of 3.59(c) of the JSE Listings Requirements, the Board approved the election of Mr. Smit as a member of the Audit Committee with effect from 1 June 2023.

2 June 2023

Sponsor:
J.P. Morgan Equities South Africa (Pty) Ltd